
06015301


investor

82-34698

Interim Report January-June 2006

Important events in the second quarter

- Investor's and EQT's public tender offer for Gambro was presented and completed.
- Husqvarna was listed and is now classified as a Core Investment.
- Shares in Electrolux were purchased for SEK 1,384 m. Shares were acquired in Husqvarna for SEK 92 m.
- 3 Scandinavia had 561,000 subscribers on June 30, 2006, a net increase of 100,000 since the beginning of the year.

Financial information

- The net asset value amounted to SEK 140,434 m. (SEK 183 per share) on June 30, 2006, as against SEK 134,180 m. (SEK 175 per share) at year-end 2005.
- Consolidated net income (including unrealized changes in value) totaled SEK 8,989 m. (SEK 11.70 per share) in the first six months of the year, compared with SEK 21,290 m. in the corresponding period of 2005 (SEK 27.73 per share).
- Core Investments had an impact of SEK 10,247 m. on net income for the six-month period (17,589). ABB, AstraZeneca and Atlas Copco had the greatest impact with SEK 2,864 m., SEK 2,761 m. and SEK 2,581 m., respectively. Ericsson had a negative effect on income with SEK -2,574 m.
- Private Equity Investments had an effect of SEK -211 m. on net income in the first six months of 2006 (4,551).
- The total return on Investor shares was -3 percent in the first half of the year (28). The total return was 28 percent over the past 12-month period.

INVESTOR'S KEY FIGURES

	6/30 2006	12/31 2005	6/30 2005
Assets, SEK m.	140 962	134 403	116 591
Net debt, SEK m.	-528	-223	-4 884
Net asset value (shareholders' equity), SEK m.	140 434	134 180	111 707
Net asset value (shareholders' equity), SEK/share	183	175	146

Development during the period/quarter	*1/1-6/30 2006*	*1/1-6/30 2005*	*4/1-6/30 2006*	*4/1-6/30 2005*
Net income, SEK m.	8 989	21 290	-6 391	15 117
Net income, SEK/share	11.70	27.73	-8.33	19.70

Trend of net asset value

SEK bn.
200
160
120
80
40
95 96 97 98 99 00 01 02 03 04 05 Q2 06
Net asset value including reinvested dividends
Net asset value

An eventful quarter reflected in our portfolio composition



During the second quarter equity markets fell and volatility increased. With our exposure to listed companies, Investor AB's net asset value (NAV) also declined during the quarter. However, Investor still recorded positive NAV growth for the six-month period as a whole. Changes in stock market values, the completion of the bid for Gambro, and the addition of Husqvarna as a Core Investment, resulted in significant changes to our portfolio composition.

The Stockholm Stock Exchange (SSE) ended the quarter down 10 percent, the sharpest quarterly drop since the market recovery began in early 2003. The market is concerned about future economic growth, inflation and interest rates. Imbalances in the global economy, most notably the U.S. twin deficits and a concern for falling real estate prices, are contributing to the uncertainties around the world. In this environment, it is gratifying that Investor has a strong balance sheet with flexibility to act quickly when interesting new opportunities arise.

During the quarter we launched a bid for Gambro jointly with EQT. The offer received over 90 percent acceptance on June 2 and was declared unconditional. In mid-June, a new Gambro board was appointed which is now fully focusing on implementing value-creating measures together with the company's management. With this deal, Investor has increased its ownership in Gambro considerably while releasing capital at the same time. We expect the Gambro transaction to generate attractive returns for our shareholders.

Husqvarna new Core Investment

In June, the spin-out of Husqvarna from Electrolux was completed and the company was listed on the SSE. We believe each company can be better developed separately which allows each to fully focus on their respective operations. Investor has raised its ownership in Electrolux on several occasions since last fall and we further increased our stake in both Electrolux and Husqvarna during the quarter. We now hold more than 10 percent of the capital in both companies. We continue to believe that the manufacturing restructuring process, increased market focus and investments in product development implemented in Electrolux, combined with its existing strong market position, will lead to higher profitability longer term. Husqvarna is a market leader in its product segments and solidly profitable. We believe the company has attractive growth opportunities, organic and through acquisitions, which can create growing value for its shareholders.

Higher share of unlisted assets

Going forward, Gambro will be classified as an Operating Investment and Husqvarna as a Core Investment. With these changes, our new Operating Investments business area has increased its share of total assets to 5 percent from 2 percent at year-end. Unlisted assets, as a percentage of our total portfolio, have also risen and now amount to about 16 percent. Increasing the percentage of unlisted assets allows us to create proprietary returns for our shareholders.

Solid progress by 3 Scandinavia

It is satisfying to report that the mobile broadband operator 3 Scandinavia has improved its operations. The trend in Denmark is especially encouraging. During the last 12 months, the subscriber base has increased by close to 40 percent and 3 Scandinavia has attracted 100,000 new customers so far this year. The migration from 2G to 3G has increased and mobile broadband services are also being expanded and used more and more. The target to reach breakeven on a monthly basis, by 2008 at the latest, remains unchanged.

Net investments in Private Equity

After a few years of heavy net divestitures within our Private Equity operations, we are now entering a period of net investments as we rebuild the portfolios. In the second quarter, our Private Equity business net invested a total of SEK 2 bn. and contributed somewhat positively to our net asset value. However, for the first half of the year, the contribution was negative, primarily due to a reduction in the value of holdings in Investor Growth Capital caused by the weakness of the U.S. dollar.

Returns require taking risks

Finding new attractive companies and developing existing holdings is the core of our strategy. At the heart of Investor is the ability to pursue long-term value creation. As in all businesses, we must take risks in order to generate returns, and we will continue do this in the best interest of our shareholders.

Börje Ekholm

Development of the Group

Investor's net asset value increased during the six-month period from SEK 134 bn. to SEK 140 bn., despite a decline in the second quarter. The net result for the reporting period was SEK 8,989 m., of which SEK -6,391 m. was in the second quarter. Net debt increased marginally since the beginning of the year and was SEK 528 m. on June 30, 2006.

Read more on the Web: keyfigures.investorab.com >>

Net asset value

On June 30, 2006, Investor's net asset value (equal to shareholders' equity) totaled SEK 140,434 m. (as against 134,180 at year-end 2005), corresponding to SEK 183 per share (175). The net asset value increased by SEK 6,254 m. (19,621) during the first half of the year, or by 5 percent (21). In the second quarter, the net asset value declined by 4 percent (+14).

Total assets by sector, 6/30 2006


Other 6%
Engineering 35%
Financial Services 16%
Technology 21%
Healthcare 22%

INVESTOR'S NET ASSET VALUE (SHAREHOLDERS' EQUITY)

	6/30 2006		12/31 2005	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Core Investments	153	117 266	150	115 419
Private Equity Investments	20	15 443	20	15 478
Operating Investments	9	6 880	4	2 757
Financial Investments	2	1 450	2	1 380
Other assets and liabilities	0	-77	-1	-631
Total assets	184	140 962	175	134 403
Net debt	-1	-528	0	-223
Net asset value (shareholders' equity)	183	140 434	175	134 180

INVESTOR'S BUSINESS AREA STRUCTURE

Business area name	Type of company/operation	Type of ownership	Valuation principle
Core Investments	Large publicly listed investments with a long ownership horizon	Leading minority ownership	Stock price
Private Equity Investments	Growth capital and buyouts, primarily in unlisted companies Ownership horizon: ~3-7 years	Minority ownership in venture capital activities (IGC) and majority-owned in buyout activities (EQT)	Stock price, multiple or third-party valuation (based on EVCA rules)
Operating Investments	Medium-size to large companies with a medium-long ownership horizon, primarily unlisted holdings	Majority ownership or with significant influence	Share of shareholders' equity
Financial Investments	Financial/non-strategic holdings/operations with a shorter ownership horizon	Minority ownership	Stock price or third-party valuation

Trend of earnings

Consolidated net income in the first six months of 2006 totaled SEK 8,989 m. (21,290), of which SEK -6,391 m. (15,117) was in the second quarter. The result was due mainly to changes in the value of holdings in the Core Investments business area.

Core Investments impacted income for the period by SEK 10,247 m. (17,589), Private Equity Investments by SEK -211 m. (4,551), Operating Investments by SEK -769 m. (-822) and Financial Investments by SEK 66 m. (79). The corresponding figures for the second quarter were SEK -6,079 m. (11,437), SEK 77 m. (4,065), SEK -332 m. (-350) and SEK -17 m. (11), respectively.

TREND OF EARNINGS, INVESTOR GROUP

SEK m.	4/1-6/30 2006	1/1-6/30 2006	1/1-6/30 2005
Change in value	-8 416	7 429	20 268
Dividends	2 505	2 882	2 159
Operating costs	-125	-262	-242
Other income items	-355	-1 060	-895
Net income	**-6 391**	**8 989**	**21 290**
Dividends paid	0	-2 685	-1 726
Other	-11	-50	57
Change in net asset value	**-6 402**	**6 254**	**19 621**

See Segment Reporting, page 18, for a detailed presentation of each business area's development.

Trend of earnings, Group


SEK m.
25 000
20 000
15 000
10 000
5000
0
-5 000
-10 000

TOTAL ASSETS BY SECTOR AND BUSINESS AREA ON JUNE 30, 2006

SEK m.	Engineering	Healthcare	Technology	Financial Services	Other	Total
Core Investments	47 484	22 415	24 659	22 708		**117 266**
Private Equity Investments	1 863	4 192	3 977	157	5254	**15 443**
Operating Investments		4 172	866		1 842	**6 880**
Financial Investments and Other					1 373	**1 373**
Total	**49 347**	**30 779**	**29 502**	**22 865**	**8 469**	**140 962**

Core Investments

The Core Investments business area had a positive impact of SEK 10,247 m. on the operating result for the first six months of the year, of which SEK -6,079 m. was in the second quarter. Husqvarna was listed and is now included as a core investment. In the second quarter, shares were acquired in Electrolux for SEK 1,384 m. and in Husqvarna for SEK 92 m. After the buyout of Gambro, the company is now reported as a holding in the Operating Investments business area.

Read more on the Web: ci.investorab.com >>

In the second quarter, volatility in the world's stock exchanges increased, affecting the value of many core investments negatively. However, results reported by core investments in the first quarter generally indicated a continuing strong earnings trend. In June, Husqvarna was spun out of Electrolux and listed.

Purchases and sales

In the second quarter, 8,300,000 shares in Electrolux were purchased for SEK 1,384 m., both before and after the spin-out of Husqvarna, and 1,105,600 shares in Husqvarna were acquired for SEK 92 m.

Investor's holding in Gambro was sold for SEK 7,765 m. in connection with Investor's and EQT's buyout of the company (see also below).

Buyout of Gambro

In the second quarter, Indap AB, jointly owned by Investor (49%) and EQT (51%), completed the public offer to acquire Gambro at a price of SEK 113.70 per share. With the completion of this transaction, Gambro is now part of the Operating Investments business area. Read more on page 10.

Events occurring earlier in the year

In the first quarter, 2,000,000 shares in Electrolux were purchased for SEK 437 m.

Dividends

Dividends from Core Investments totaled SEK 2,628 m. for the six-month period (2,008).

Earnings for the period

Core Investments had an effect of SEK 10,247 m. on income in the first six months of 2006 (17,589), of which SEK -6,079 m. (11,437) was in the second quarter. All core investments had a positive impact on income during the first half of the year with the exception of Ericsson, Electrolux and WM-data. ABB, AstraZeneca and Atlas Copco had the greatest impact with SEK 2,864 m., SEK 2,761 m. and SEK 2,581 m., respectively. Ericsson had the largest negative impact with SEK -2,574 m.


Impact of Core Investments on income, 1/1-6/30 2006
ABB
2 864
AstraZeneca
Atlas Copco
2 581
Scania
1 076
SAAB
OMX
Ericsson
Costs
SEK m.
-3 000
-2 000
-1 000
0
1 000
2 000
3 000
*Refers to the period 1/1-6/9 2006
**Refers to the period 6/13-6/30 2006

Trend of earnings, Core Investments

SEK m.	4/1-6/30 2006	1/1-6/30 2006	1/1-6/30 2005
Change in value	-8 304	7 699	15 662
Dividends	2 266	2 628	2 008
Operating costs	-41	-80	-81
Effect on income	**-6 079**	**10 247**	**17 589**


Trend of earnings, Core investments
SEK m.
20 000
15 000
10 000
5 000
0
-5 000
-10 000

OVERVIEW OF CORE INVESTMENTS

	Number of shares[1] 6/30 2006	Ownership Capital[2] (%) 6/30 2006	Votes[2] (%) 6/30 2006	Share of total assets (%) 6/30 2006	Market value SEK/share 6/30 2006	Market value, SEK m. 6/30 2006	Net purchases (+)/sales(-) SEK m. 2006	Total return[3] 2006 (%)	Market value, SEK m. 12/31 2005
Engineering									
Atlas Copco	94 364 913	15.0	21.1	13	25	18 852		+15	16 672
ABB	166 330 142	7.6[4]	7.6[4]	11	20	15 510		+22	12 766
Scania[5]	21 495 450	10.7	19.3	5	9	6 870		+19	6 116
Electrolux	33 988 871	11.0	28.6	2	5	3 535	+1 821	+5	4 892[6]
Husqvarna	31 588 871	10.7	28.9	2	4	2 717	+92	+10	
				33	**63**	**47 484**			**40 446**
Technology									
Ericsson	810 393 516	5.0	19.4	14	25	19 155		-11	22 094
Saab AB	21 611 925	19.8	38.0	3	5	3 944		+10	3 674
WM-data	70 265 500	16.3	29.3	1	2	1 560		-12	1 778
				18	**32**	**24 659**			**27 546**
Healthcare									
AstraZeneca	51 587 810	3.3[7]	3.3[7]	16	29	22 415		+14	20 016
Gambro	0	0	0	0	0	0	-7 765	+32	5 940
				16	**29**	**22 415**			**25 956**
Financial Services									
SEB	123 027 895	17.9	18.5	15	27	21 037		+7	20 053
OMX	12 950 507	10.8	10.8	1	2	1 671		+22	1 418
				16	**29**	**22 708**			**21 471**
Total				83	153	117 266	-5 852		115 419

1) Holdings, including any shares on loan.
2) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK), unless specified otherwise.
3) Most actively traded class of share, with the exception of Atlas Copco. Figures for Husqvarna as of June 13, 2006.
4) Calculated in accordance with Swiss disclosure regulations.
5) Calculated on the basis of full dilution and excluding any repurchased shares. Calculated on the basis of the total number of outstanding shares before the cancellation of Scania shares (related to the acquisition of Ainax shares), Investor's holding is 16% of the votes and 9% of the capital.
6) Refers to Electrolux, including Outdoor Products, which was listed on the Stockholm Stock Exchange on June 13, 2006 under the Husqvarna name.
7) Calculated in accordance with British disclosure regulations.

Private Equity Investments

In the first six months of 2006, the Private Equity Investments business area had a total impact of SEK -211 m. on income, of which SEK +77 m. was in the second quarter. Compared with year-end 2005, the business area's net asset value is basically unchanged at SEK 15.4 bn. but rose by SEK 2.2 bn. in the second quarter. The increase was due primarily to a higher number of investments. In the second quarter, Investor Capital Partners' operations were sold to EQT and are now reported under EQT.

Read more on the Web: pe.investorab.com >>

Purchases and sales

A total of SEK 3,030 m. (3,267) was invested during the first six months of 2006, of which SEK 2,832 m. (2,136) was in the second quarter. Most of the investments were made by EQT. Of the investments made in the first half of the year, SEK 2,595 m. (2,818) consisted of new investments and SEK 435 m. (449) comprised follow-on investments.

Holdings were sold for SEK 3,083 m. (3,308) during the first six months, of which SEK 758 m. (2,303) was in the second quarter. Divestments in the second quarter consisted mainly of the sale of Memorex (reported under EQT, but previously under Investor Capital Partners) and Findus.

Realized results on divestments during the period, calculated on the basis of historical acquisition values, totaled SEK 1,448 m. (2,024), of which SEK -133 m. (1,245) was in the second quarter.

PURCHASES AND SALES, PRIVATE EQUITY INVESTMENTS

	1/1 2006 – 6/30 2006	
SEK m.	Purchases	Sales
EQT (incl. ICP)	2 131	2 409
Investor Growth Capital	899	674
Total	3 030	3 083

Earnings for the period

The net result in the first six months was SEK -211 m. (4,551), of which SEK +77 m. (4,065) was in the second quarter. The negative result for the period was basically attributable to a decline within Investor Growth Capital, which was due, in turn, to the depreciation of the U.S. dollar against the Swedish krona.

TREND OF EARNINGS, PRIVATE EQUITY INVESTMENTS

SEK m.	4/1-6/30 2006	1/1-6/30 2006	1/1-6/30 2005
Change in value (incl. dividends)			
EQT (incl. ICP)	446	213	3 890
Investor Growth Capital	-312	-314	773
Operating costs	-57	-110	-112
Effect on income	77	-211	4 551


Trend of earnings, Private Equity Investments
SEK m.
5 000
4 000
3 000
2 000
1 000
0
H1 2005
H1 2006
Q2 2005
Q2 2006

During the period January 1, 1998 to June 30, 2006, the Private Equity Investments business area had an impact of SEK 8.8 bn. on income.

During this period the average annualized return on realized investments met the targeted return requirement of 20 percent.

INVESTOR'S PRIVATE EQUITY INVESTMENTS

Private equity investments have been made since Investor was established in 1916 but were given their current modern shape and structure in the mid-1990s. The private equity activities generate high returns when exits are implemented, allow for increased diversification of the portfolio, synergies with the core investments and the possibility to discover important new technologies and new business trends early.

Investor conducts two different types of private equity investments: buyouts and venture capital. Buyout activities are conducted through EQT's funds, which are partly owned by Investor. Venture capital activities are conducted by Investor Growth Capital, a wholly owned subsidiary. EQT, partly owned by Investor, has nine funds focused on companies in Northern Europe and China. Investor Growth Capital is active in the United States, Northern Europe and Asia.

Investments in private equity, which involve more risk by their nature, are made with the objective of realizing an average annualized return (IRR) of 20 percent.

Net asset value

PRIVATE EQUITY INVESTMENTS BY UNIT

	6/30 2006		12/31 2005	
	SEK/share	SEK m.	SEK/share	SEK m.
EQT (incl. ICP)	12	9 290	12	9 106
Investor Growth Capital	8	6 153	8	6 372
Total	20	15 443	20	15 478

Private Equity investments by geography



Asia 8%
Northern Europe 67%
United States 25%

Private Equity investments by development stage



%
100
80
60
40
20
2002
2003
2004
2005
Q2 2006
Expansion (17%)
Mature (8%)

Investor Growth Capital

Read more on the Web: www.investorgrowthcapital.com>>

Several venture capital industry trends became more pronounced during the quarter. Fund raising continued to accelerate with two large VC firms announcing new funds exceeding USD 2 bn. The large, established VC firms based in the U.S. continued to announce international expansion plans, particularly toward Asia.

Events occurring in the second quarter

New investments were made in Atlas Antibodies, Azaire Networks, CDP Group, Kai Pharmaceuticals, Neoventa and SciBase.

Atlas Antibodies (Sweden) conducts research based on novel antibodies.

Azaire Networks (U.S.) develops hybrid network products enabling the convergence of fixed and mobile telecom networks.

CDP Group (China) is a total solution HR provider to large foreign and domestic companies in China, including HR, payroll, and benefits outsourcing services.

Kai Pharmaceuticals (U.S.) develops new drugs inhibiting specific enzymes within the PKC family and has its first compound in clinical trials for treatment of post heart-attack patients.

Neoventa (Sweden) develops monitoring and management tools for improved prenatal infant care.

SciBase (Sweden) has developed an electronic biopsy method to detect skin cancer, a process that will preclude the need for a biopsy.

Follow-on investments were made in Aerocrine, Cameron Health, Digital Check, Greenway Medical, Navini Networks and Solstice Neuronetics.

IP Infusion and Startup Factory were sold, as well as part of the remaining holding in Kyphon.

Events occurring earlier during the year

In the first quarter, new investments were made in Eastpro, Cambio and ePAC. Cambio and ePAC were finalized during the second quarter but were announced in the first.

Follow-on investments were made in NeuroNova and Solstice Neurosciences, among other holdings.

Umetrics and Sandburst were divested, as well as part of the holding in Stepstone.

Sector exposure, Investor Growth Capital, 6/30 2006



Software 11%
Semiconductors 8%
Other IT 9%

10 LARGEST LISTED HOLDINGS IN INVESTOR GROWTH CAPITAL[1]

	Sector	Owner-ship (%)	Share price perform-ance 2006 (%)	Market value[2] (SEK m.) 6/30 2006	Market value[2] (SEK m.) 12/31 2005
ISTA	H	11	14	158	150
Kyphon	H	1	-7	116	153
Amkor	T	1	70	87	56
LifeCell	H	1	61	86	60
Santarus	H	3	22	68	60
Biotage	H	10[3]	-27	67	92
Stepstone	T	3	-3	27	41
Nilörn	O	13[3]	-7	15	16
CSMC	T	1	17	13	13
United Pacific	T	13	-1	13	15
Other, listed		-	-	0	1
Total, listed				650	657

1) Purchases and sales were made in certain holdings during the period.
2) The market value is affected by currency effects.
3) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK).

EQT

Read more on the Web: www.eqt.se >>

The high level of activity in the partly owned EQT funds during 2005 has continued so far during 2006. As announced in the first quarter report, EQT acquired the operations of Investor Capital Partners in the second quarter.

Events occurring in the second quarter

During the quarter, EQT IV completed the acquisition of Gambro together with Investor. The valuation of the Indap/Gambro holding through
EQT IV will be based on the same principle that is used for Investor's holding in Gambro in the Operating Investments business area.

EQT IV signed an agreement to buy Kabel BW (Germany). The fund also finalized the acquisition of SSP and MTU.

Within EQT's Asian operations (previously reported as Investor Capital Partners), the sale of Memorex was finalized.

In connection with the listing of Salcomp, EQT II partially divested its holding in the company. EQT II completed the sale of Tradex and Findus.

Events occurring earlier in the year

EQT II announced that it had signed an agreement to divest Trade and Findus.

The cash proceeds were received from EQT III's sale of ComHem.

Operating Investments

The Operating Investments business area mainly includes wholly owned companies or investments in businesses in which Investor has major strategic influence. Gambro, 3 Scandinavia, The Grand Group and Investor's land and real estate holdings represent the four largest investments. In the second quarter, the tender offer for Gambro was completed after more than 90 percent of the shareholders accepted the offer. On June 30, 2006, 3 Scandinavia had 561,000 subscribers, a net increase of 50,000 during the second quarter.

Read more on the Web: www.investorab.com >>

Earnings for the period

Operating Investments had an effect of SEK -769 m. (-822) on income in the first six months, of which SEK -756 m. (-808) referred to 3 Scandinavia. 3's figures are reported with one quarter's delay.

Net asset value

OPERATING INVESTMENTS

	Ownership	6/30 2006 SEK/ share	6/30 2006 SEK m.	12/31 2005 SEK/ share	12/31 2005 SEK m.
Indap/Gambro	49%	6	4 172[1]	-	-
The Grand Group	100%	2	1 483	2	1 505
3 Scandinavia[2]	40%	1	866	1	843
Land and real estate	100%	0	311	1	310
Other[3]	-	0	48	0	99
Total	-	9	6 880	4	2 757

1) In addition, Gambro is owned through Investor's ownership in EQT IV for SEK 734 m., making Gambro's total value in Investor SEK 4,926 m.
2) Refers to Investor's share of 3's equity on 3/31 2006 after adjustments in the Investor Group and Investor's shareholders' loans to 3 totaling SEK 468 m.
3) Refers to Novare and the advisory companies in Private Equity, among others.

Gambro

Read more on the Web: www.gambro.com >>

On April 3, 2006, Investor and EQT through Indap, a company jointly owned by Investor (49%) and EQT (51%), made a public offer to the shareholders of the medical technology company Gambro. On June 2, it was announced that the offer would be completed, and on June 22, it was reported that Indap had reached 98.3 percent of the shares, and 98.5 percent of the votes, at the bid level of SEK 113.70 per share.

Gambro supplies products and services in the fields of. dialysis, acute renal care, blood bank technology and therapeutic care.

Valuation of Indap/Gambro holding

Indap/Gambro will be reported in accordance with the equity method in the same way as holdings in the Operating Investments business area. Key figures for Gambro and important news about the company will be reported in the future on a regular basis.

In this interim report, Gambro's value corresponds to the acquisition cost for Investor's stake (49%) in the holding company Indap. Investor's indirect holding in Indap/Gambro, through ownership in the EQT IV fund, is reported under EQT in the net asset value table. The valuation of this indirect holding is performed in the same manner as the direct ownership stake above.

3 Scandinavia

Read more on the Web: www.tre.se >>

On June 30, 2006, 3 Scandinavia had 561,000 subscribers in Sweden and Denmark, a net increase of 100,000 since the beginning of the year.

Average revenue per user (ARPU) has increased since the beginning of the year and was SEK 390 on June 30, 2006. The percentage of non-voice ARPU has risen.

KEY FIGURES, 3 SCANDINAVIA

	6/30 2006	3/31 2006	12/31 2005
Subscribers	561 000	511 000	461 000
ARPU (SEK)[1]	390	383	383
Non-voice ARPU (%)	18	17	16
Postpaid/prepaid ratio	83/17	81/19	78/22

1) Average monthly revenue per user, based on the average over the past 12 months.

In the second quarter, a number of new services were launched that further underscored 3 Scandinavia's leading position as a provider of mobile broadband services. New product releases included MSN messenger for mobile phones, cooperation with Yahoo, World Cup soccer broadcasts on mobiles in collaboration with TV4 Sweden, and a Dual Download service for music.

As of July 1, 2006, the Swedish Post and Telecom Agency (PTS) modified the license terms for 3G operators which will make the remaining network build-out more cost-effective.

Richard Woodward, previously employed with Hutchison Whampoa Europe, took over as CFO of 3 Scandinavia on June 1.

As announced earlier, Peder Ramel will become head of operations in Sweden on August 1.

In the first six months of 2006, Investor provided SEK 770 m. in financing to 3, of which SEK 325 m. was in the second quarter. As of June 30, 2006, Investor has financed 3 for a total of SEK 3,733 m.

EFFECT ON VALUE

6/30 2006	SEK m.
Total investment	3 733[1]
Effect on value up to 2005	-2 123
Effect on value in 2006	-744[2]
Closing value of 3	**866**

1) Of which SEK 468 m. refers to shareholders' loans.
2) Consists of the effect on income, SEK -756 m., and equity items, SEK +12 m.

The Grand Group

Read more on the Web: www.grandhotel.se >>

In June, the Grand Hôtel opened business in the Burmanska Palatset building, which increased the hotel's capacity by 75 rooms to 375 rooms.

The Grand Hôtel also signed star chef Mathias Dahlgren (formerly of the Bon Lloc restaurant in Stockholm) to run the new restaurant in the Bolinderska palatset building.

The operating result of The Grand Group was SEK 9 m. in the first six months of the year (-7).

Novare Human Capital

Read more on the Web: www.novare.se >>

As of this report, Novare Human Capital is being reported as an associated company. The company was previously reported as a subsidiary.

Karriärindex 2006 ranked Novare Jobb's career website as one of the best in Sweden and Novare Jobb as the recruitment company that job seekers were most positive toward.

The operating result of Novare Human Capital was SEK -1 m. in the first six months of 2006 (-1).

COMPANIES IN THE OPERATING INVESTMENTS BUSINESS AREA

In the Operating Investments business area, Investor usually has a controlling interest or large ownership stake and significant influence in the underlying investment. Consequently, Investor applies the equity method of accounting for holdings that are classified as associated companies. Holdings classified as subsidiaries are fully consolidated. Below is a table of selective key figures, before adjustments in the Investor Group, for the companies included in the Operating Investments business area. The reporting of Gambro's and 3 Scandinavia's figures is with one quarter's delay.

KEY FIGURES FOR OPERATING INVESTMENTS (ENTIRE OPERATIONS), 1/1-6/30 2006

SEK m.	Net sales	Operating result	Total assets
Gambro[1]	7 849	655	28 793
3 Scandinavia[1]	1 040	-1 580	13 730
The Grand Group	142	9	1 275
Novare Human Capital	15	-1	56
Other[2]	195	36	1 903

1) Refers to the period 10/1 2005-3/31 2006.
2) Refers to the advisory companies in Private Equity and real estate operations.

Financial Investments

The Financial Investments business area mainly comprises Investor's active portfolio management activities and the investment in the Rational Asset Management hedge fund (RAM). The business area had an effect of SEK 66 m. on income in the first six months of 2006. More than half of the positive result was attributable to active portfolio management.

Read more on the Web: www.investorab.com >>

Financial Investments had an effect of SEK 66 m. (79) on income in the first six months of the year.

FINANCIAL INVESTMENTS

	6/30 2006 SEK/ share	6/30 2006 SEK m.	12/31 2005 SEK/ share	12/31 2005 SEK m.
Active portfolio management	1	726	1	644
Fund investments	1	706	1	681
Other	0	18	0	55
Total	2	1 450	2	1 380

Active portfolio management

Investor's active portfolio management activities generated net income of SEK 62 m. (27) in the first half of 2006.

Active portfolio management activities had a long net position on June 30, 2006 amounting to SEK 726 m.

Fund investments

The hedge fund Rational Asset Management (RAM) developed positively during the period, noting a 3.7 percent increase.

Consolidated net debt

Consolidated net debt totaled SEK 528 m. on June 30, 2006, as against net debt of SEK 223 m. at year-end 2005.

Net financial items for the reporting period totaled SEK -251 m. (-153). Net financial items include interest income of SEK 205 m. (241) and interest expenses totaling SEK 629 m. (522). Interest expenses include a one-time effect of SEK -170 m. related to repurchases of public bonds. The remaining portion consists mainly of revaluations of loans, swaps and hedges for employee stock option and share programs.

Investor's net debt, as a percentage of total assets, was 0.4 percent on June 30, 2006, as against 0.2 percent at year-end 2005.


Consolidated net debt
SEK bn.
%
2004
2005
Q2 2006

Cash, bank balances and short-term investments amounted to SEK 18,166 m. on June 30, 2006, as against SEK 23,111 m. at year-end 2005. The Group's loans totaled SEK 18,907 m. on June 30, 2006, as against SEK 24,553 m. on December 31, 2005.

Investor restructured its debt portfolio during the first half of 2006. Selected loans totaling EUR 500 m. were repaid in advance of their maturity dates in 2008 and 2010. Investor also issued a new ten-year bond in a corresponding amount. The purpose of the transaction was to extend the maturity profile of the debt portfolio on advantageous market terms.

During the remainder of 2006, no outstanding loans are due. During 2007-2009, outstanding loans in the nominal amount of SEK 2,297 m. will be due.

Consolidated costs

Consolidated costs totaled SEK 256 m. in the first six months (227). Of the Group's reported costs, SEK 110 m. (112) was attributable to Private Equity Investments, which has a business model that involves a higher share of administrative costs than Investor's other business areas. The calculation of commitments within the framework for employee stock option programs and share programs resulted in additional costs of SEK 6 m. for the reporting period (15).

Share capital

Investor's share capital amounted to SEK 4,795 m. on June 30, 2006 (SEK 4,795 m. on December 31, 2005).

STRUCTURE OF SHARE CAPITAL

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

Investor shares

Read more on the Web: share.investorab.com >>

The total return (sum of share price changes and reinvested dividends) was -3 percent in the first six months of the year (28). The total return on Investor shares was 28 percent over the past 12-month period (41).

The average annualized total return on Investor shares has been 12 percent over the past ten-year period. The corresponding figure for the past 20-year period is 15 percent.


Average total return
%
30
20
10
0
-10
H1 2006
1 year
5 years
10 years
20 years

The price of the Investor B-share was SEK 132 on June 30, 2006, as against SEK 139 on December 31, 2005.

Other

Accounting policies

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31 Consolidated Interim Financial Reporting. The accounting policies that have been applied are in agreement with the accounting policies used in the preparation of the company's latest annual report.

The following is a brief description of the accounting policies that are of central importance to the preparation of Investor's financial reports.

Accounting and valuation of holdings

Subsidiaries

Companies defined as subsidiaries are consolidated with the purchase method in accordance with IAS 27 and IFRS 3.

Associated companies

Investor's main rule is that associated companies are reported as financial instruments at fair value in accordance with IAS 39 and IAS 28, paragraph 1. In the Operating Investments business area, Investor normally has a controlling interest or large ownership stake in the underlying investment and is involved in the companies' business activities to a larger extent than in holdings in other business areas. As a consequence of this, the equity method is applied to investments in associated companies in the Operating Investments business area in accordance with IAS 28.

Holdings reported within several business areas

In cases when a holding is reported in several business areas, and the measurement and accounting principles differ, the valuation method applied to the relatively largest share of the holding is also used in the other business areas.

Other holdings

All other holdings are reported and valued as financial instruments at fair value in accordance with IAS 39. See also below.

Financial instruments

Equity-related investments

In accordance with IAS 39, equity-related investments are reported at fair value through profit and loss. Equity-related investments are valued as follows:

Listed holdings

Listed holdings are valued on the basis of their share price (purchase price, if there is one quoted) on the closing date.

Unlisted holdings

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other valuation methods better reflect the fair value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above.

Fund holdings

Holdings in funds are valued at Investor's share of the value that the fund manager reports for all holdings in the fund and is normally updated when a new valuation is received. If Investor's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted.

Liabilities

Investor uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting is applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, loans are valued at the amortized cost and derivatives are reported at fair value through profit and loss.

Other financial instruments

Derivatives and short-term investments are reported at fair value through profit and loss.

Financial instruments other than those noted above are reported at the amortized cost.

Property, plant and equipment

In accordance with IAS 16, Investor's real estate properties are reported at fair value.

For property, plant and equipment, depreciation is based on the components in which the acquisition value is distributed over the components and depreciation is based on the useful life of each.

Share-based payment

Investor's employee stock option programs and share programs are reported in accordance with the regulations in IFRS 2 for share-based payments that are equity settled. A value for the programs is estimated on the grant date which then comprises the basis for the cost that is distributed over the vesting period of the programs. Provisions for social security costs are reported on a continuous basis in accordance with URA 46 and are thus distributed in the same way as the cost for employee stock option and share programs.

Taxes

The valuation of assets and liabilities at fair value results in temporary differences when the fair value differs from the tax value. In accordance with IAS 12, a deferred tax liability, or deferred tax receivable, is recognized for temporary differences.

Deferred tax receivables resulting from temporary differences, or due to loss carry-forwards, are recognized only to the extent to which it is probable that it can be realized against taxable profits within the near future.

Other

Changes in value

For items that were held in the balance sheet at the beginning and at the close of the period, the value change consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the value change consists of the difference between the proceeds received and the value at the beginning of the period. For items in the balance sheet that were acquired during the period, the value change consists of the difference between the value at the close of the period and the acquisition cost.

Changes to comparative figures

As a consequence of the change in accounting method for 3 Scandinavia (transition to equity method), presented for the first time in the Year-end Report for 2005, and a number of minor modifications to the regulations and application of IFRS, a number of comparative figures have been changed in the income statement and balance sheet in relation to those reported in the Interim Report for January-June 2005.

Repurchase of own shares

In accordance with a decision made by the 2006 Annual General Meeting, 700,000 B-shares were repurchased for SEK 89 m. in the second quarter to hedge Investor's long-term incentive program. The buyback does not affect Investor's share capital but will have a positive impact on earnings per share and equity per share.

Financial calendar

	2006
October 12	Interim Report, January- September
	2007
January 18	Year-End Report for 2006

Stockholm, July 11, 2006



Börje Ekholm
President and Chief Executive Officer

For more information:

- Lars Wedenborn, Chief Financial Officer: +46 8 614 2141, +46 73 524 2141 *lars.wedenborn@investorab.com*
- Fredrik Lindgren, Vice President, Corporate Communications: +46 8 614 2031, +46 73 524 2031 *fredrik.lindgren@investorab.com*
- Oscar Stege Unger, Investor Relations Manager: +46 8 614 2059, +46 70 624 2059 *oscar.stege.unger@investorab.com*
- **Address:** Investor AB (publ) (Org. No. 556013-8298) SE-103 32 Stockholm, Sweden Visiting address: Arsenalsgatan 8C Phone: +46 8 614 2000 Fax: + 46 8 614 2150 *info@investorab.com*

- **Ticker codes:** INVEB SS in Bloomberg INVEb.ST in Reuters W:ISBF in Datastream

This interim report has not been subject to review by the company's auditors.

Consolidated Income Statement

SEK m.	2006 1/1-6/30	2005 1/1-6/30	2006 1/4-6/30	2005 1/4-6/30
Investing activities				
Dividends	2 882	2 159	2 505	1 831
Changes in value	7 429	20 268	-8 416	13 790
Operating costs	-209	-208	-108	-108
Net profit/loss - Investing activities	**10 102**	**22 219**	**-6 019**	**15 513**
Operating investments				
Net sales	327	356	183	195
Cost of services sold	-324	-367	-173	-196
Operating costs	-16	-3	-6	-1
Share of income of associated companies	-756	-808	-336	-347
Net profit/loss - Operating investments	**-769**	**-822**	**-332**	**-349**
Groupwide operating costs	-31	-16	-15	-7
Cost of long-term incentive programs	-6	-15	4	-10
Operating profit/loss	**9 296**	**21 366**	**-6 362**	**15 147**
Net financial items	-251	-153	0	-59
Profit/loss before tax	**9 045**	**21 213**	**-6 362**	**15 088**
Taxes	-56	77	-29	29
Profit/loss for the period	**8 989**	**21 290**	**-6 391**	**15 117**

	2006 1/1-6/30	2005 1/1-6/30	2006 1/4-6/30	2005 1/4-6/30
Attributable to:				
Equity holders of the Parent	8 973	21 274	-6 407	15 101
Minority interest	16	16	16	16
Profit/loss for the period	**8 989**	**21 290**	**-6 391**	**15 117**
Basic earnings per share, SEK	**11.70**	**27.73**	-8.33	19.70
Diluted earnings per share, SEK	**11.67**	**27.68**	-8.31	19.66

Consolidated Balance Sheet

SEK m.	2006 6/30	2005 12/31
Assets		
Tangible fixed assets	2 479	2 422
Shares and participations	134 604	133 058
Participations in associates	4 577	698
Receivables included in net debt	421	1 440
Other receivables	1 836	1 639
Cash, bank and short-term investments	18 166	23 111
Total assets	162 083	162 368
Shareholders' equity and liabilities		
Shareholders' equity	140 434	134 180
Pensions and similar commitments	208	221
Loans	18 907	24 553
Other liabilities	2 534	3 414
Total shareholders' equity and liabilities	162 083	162 368

NET DEBT

SEK m.	2006 6/30	2005 12/31
Cash, bank and short-term investments	18 166	23 111
Receivables included in net debt	421	1 440
Loans	-18 907	-24 553
Pensions and similar commitments	-208	-221
Total net debt	**-528**	**-223**

CHANGES IN SHAREHOLDERS' EQUITY

SEK m.	*2006 1/1-6/30*	*2005 1/1-12/31*	*2005 1/1-6/30*
Opening balance as per balance sheet	134 180	92 086	92 086
Translation reserve, change for the period	-1	76	45
Hedging reserve, change for the period	6	-73	12
Dividends to own shareholders	-2 685	-1 726	-1 726
Dividends to minority	-9	-9	-9
Effect of incentive programs including own shares	-46	-32	9
Net income for the period	8 989	43 858	21 290
Closing balance	140 434	134 180	111 707
Attributable to:			
Equity holders of the Parent	140 317	134 060	111 586
Minority interest	117	120	121
Total shareholders' equity	140 434	134 180	111 707

Consolidated Statement of Cash Flows

SEK m.	2006 1/1-6/30	2005 1/1-6/30
Operating activities		
Core Investments		
Dividends received	2 628	2 008
Private Equity Investments		
Dividends received	202	73
Operating investments and operating costs		
Cash receipts	201	361
Cash payments	-452	-381
Financial Investments		
Dividends received	35	31
Cash receipts	14 010	10 094
Cash payments	-14 541	-10 645
Cash flows from operating activities before net interest and income taxes	2 083	1 541
Interest received/paid	-393	-595
Income taxes paid	-161	-66
Cash flows from operating activities	1 529	880
Investing activities		
Core Investments		
Acquisitions	-1 913	-551
Divestments	7 765	8 857
Private Equity Investments		
Acquisitions, etc.	-3 063	-3 319
Divestments	2 915	3 322
Operating Investments		
Acquisitions	-4 172	-
Increase in long-term receivables	-760	-1 000
Decrease in long-term receivables	-	4 200
Financial Investments		
Acquisitions, etc.	-23	-18
Divestments	39	303
Net changes, short-term investments	4 430	-661
Acquisitions of property, plant and equipment	-105	-197
Disposals of property, plant and equipment	-	403
Cash flows from investing activities	5 113	11 339
Financing activities		
Loans raised	4 673	-
Reduction of loans	-9 154	-2 375
Repurchase of treasury shares	-89	-
Dividend to shareholders	-2 685	-1 726
Cash flows from financing activities	-7 255	-4 101
Cash flows for the period	-613	8 118
Cash and cash equivalents at beginning of the year	4 220	4 414
Exchange difference in cash	-14	26
Cash and cash equivalents at end of the period	3 593	12 558

Segment reporting

PERFORMANCE BY BUSINESS AREA 1/1-6/30 2006

SEK m.	Core Investments	Private Equity Investments	Operating Investments	Financial Investments	Investor groupwide	Total
Dividends	2 628	224		30		2 882
Changes in value	7 699	-325		55 [1]		7 429
Other revenues and expenses			3 [2]			3
Operating costs	-80	-110	-16	-19	-31	-256
Cost of long-term incentive programs					-6	-6
Shares of income of associated companies			-756			-756
Operating profit/loss	10 247	-211	-769	66	-37	9 296
Net financial items					-251	-251
Tax					-56	-56
Net profit/loss for the period	10 247	-211	-769	66	-344	8 989
Other					-50	-50
Dividends paid					-2 685	-2 685
Effect on net asset value	10 247	-211	-769	66	-3 079	6 254
Net asset value by business area 6/30 2006						
Carrying amount	117 266	15 443	6 880	1 450	-77	140 962
Net debt					-528	-528
Total net asset value	117 266	15 443	6 880	1 450	-605	140 434

PERFORMANCE BY BUSINESS AREA 1/1-6/30 2005

SEK m.	Core Investments	Private Equity Investments	Operating Investments	Financial Investments	Investor groupwide	Total
Dividends	2 008	96		55		2 159
Changes in value	15 662	4 567		39 [1]		20 268
Other revenues and expenses			-11 [2]			-11
Operating costs	-81	-112	-3	-15	-16	-227
Cost of long-term incentive programs					-15	-15
Shares of income of associated companies			-808			-808
Operating profit/loss	17 589	4 551	-822	79	-31	21 366
Net financial items					-153	-153
Tax					77	77
Net profit/loss for the period	17 589	4 551	-822	79	-107	21 290
Other					57	57
Dividends paid					-1 726	-1 726
Effect on net asset value	17 589	4 551	-822	79	-1 776	19 621
Net asset value by business area 6/30 2005						
Carrying amount	94 764	18 384	2 099	1 139	205	116 591
Net debt					-4 884	-4 884
Total net asset value	94 764	18 384	2 099	1 139	-4 679	111 707

[1] Changes in value include sales referring to active portfolio management amounting to SEK 14,378 m. (10,261).

[2] Net sales amounted to SEK 327 m. (356) and refer primarily to The Grand Group and EQT Partners.